SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, County. Wicklow, Ireland
 (Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

 EXPLANATORY NOTE

On September 3, 2024 the Company issued a press release announcing the appointment of Adrian Donohue as Chief Commercial Officer. The press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX
Exhibit	Description
99.1	Trinity Biotech Appoints Global Life Sciences Leader as Chief Commercial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Louise Tallon
Louise Tallon
Chief Financial Officer

Date:  September 4, 2024